Exhibit 99.1

Independent Auditors’ Report

To the Shareholders of Bank of Montreal

Opinion

We have audited the consolidated financial statements of Bank of Montreal (the Bank), which comprise:

•	the consolidated balance sheets as at October 31, 2019 and October 31, 2018
•	the consolidated statements of income for each of the years in the three-year period ended October 31, 2019
•	the consolidated statements of comprehensive income for each of the years in the three-year period ended October 31, 2019
•	the consolidated statements of changes in equity for each of the years in the three-year period ended October 31, 2019
•	the consolidated statements of cash flows for each of the years in the three-year period ended October 31, 2019
•	and notes to the consolidated financial statements, including a summary of significant accounting policies

(Hereinafter referred to as the consolidated financial statements).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Bank as at October 31, 2019 and October 31, 2018, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended October 31, 2019 in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our auditors’ report.

We are independent of the Bank in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended October 31, 2019. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

The key audit matters for the consolidated financial statements are set out below.

Assessment of the Allowances for Credit Losses for Loans

Refer to Notes 1 and 4 to the consolidated financial statements.

The Bank’s allowance for credit losses (ACL) as at October 31, 2019 was $2,094 million. The Bank’s ACL consists of allowances for impaired loans and allowances for performing loans (APL), both calculated under the IFRS 9 Financial Instruments expected credit losses framework. APL is calculated on a probability-weighted basis, based on the Bank’s forecast of future economic scenarios, for each exposure in the loan portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD). In establishing APL, the Bank attaches probability weightings to three economic scenarios, which represent the Bank’s view of a range of forecast economic conditions – a base case scenario being the Bank’s view of the most probable outcome, as well as benign and adverse scenarios. Where there has been a significant increase in credit risk, lifetime APL is recorded; otherwise 12 months of APL is generally recorded. The significant increase in credit risk assessment is based on the change in PD between the origination date and reporting date and is assessed using probability weighted scenarios. The Bank uses experienced credit judgment (ECJ) to reflect factors not captured in the results produced by the APL models.

We identified the assessment of the ACL as a key audit matter because there was a high degree of measurement uncertainty in the key inputs, methodologies and judgments and their resulting impact on credit losses, as described above. Assessing the APL required significant auditor attention and complex auditor judgment, and knowledge and experience in the industry.

The primary procedures we performed to address this key audit matter included the following. We tested certain internal controls over the Bank’s APL process with the involvement of credit risk, economics, and information technology professionals with specialized skills, industry knowledge and relevant experience. These included controls related to (1) the monitoring of the PD, LGD and EAD parameters and model validation, (2) technology controls over the data used in the APL models and the APL calculation, (3) the assessment to identify significant increases in credit risk, and (4) the review of the macroeconomic variables, probability weighting of scenarios and ECJ. We also tested the controls over the Bank’s APL process related to loan reviews for determination of loan risk grades for wholesale loans. We involved credit risk, economics, and information technology professionals with specialized skills, industry knowledge and relevant experience, who assisted in evaluating the (1) PD, LGD and EAD parameters produced by the models and the methodology for compliance with IFRS including the determination of significant increases in credit risk, and (2) key data inputs including historical data used in monitoring of model parameters, and the macroeconomic variables and probability weighting of scenarios used in the models, including consideration of alternative inputs for certain macroeconomic variables. For a sample of wholesale loans we evaluated the Bank’s assigned credit risk ratings to loans against the Bank’s borrower risk rating scale. We assessed the ECJ overlays applied by the Bank to the APL through the application of our knowledge of the industry and credit judgment.

Assessment of the Measurement of the Fair Value of Difficult-to-value Securities

Refer to Notes 1, 3 and 17 to the consolidated financial statements.

The Bank’s securities portfolio included $164,122 million of securities as at October 31, 2019 that are measured at fair value. Included in these amounts are certain difficult-to-value securities for which the Bank determines fair value using models and third party net asset valuations (NAVs) that use significant unobservable market information. Unobservable inputs require the use of significant judgment. The key unobservable inputs used in the valuation of such difficult-to-value securities are NAVs, discount margins, prepayment rates and EV/EBITDA multiples.

INDEPENDENT AUDITORS’ REPORT

We identified the assessment of the measurement of the fair value of difficult-to-value securities as a key audit matter because there was a high degree of measurement uncertainty in the prepayment rates and NAVs that required significant auditor attention and complex auditor judgment, and knowledge and experience in the industry.

The primary procedures we performed to address this key audit matter included the following. We tested certain internal controls over the Bank’s process to determine the fair value of its difficult-to-value securities with the involvement of valuation and information technology professionals with specialized skills, industry knowledge and relevant experience. These included controls related to the (1) development and ongoing validation of valuation models and methodologies, (2) review of third party NAVs and other key inputs, (3) independent price verification, and (4) segregation of duties and access controls. We also tested the controls related to the assessment of fair value hierarchy classification. We tested, with involvement of valuation professionals with specialized skills, industry knowledge and relevant experience, the fair value of a sample of difficult-to-value securities. Depending on the nature of the security, we did this by comparing the key unobservable inputs noted above to external information or by developing an independent estimate of fair value and comparing it to the fair value determined by the Bank.

Assessment of Income Tax Uncertainties

Refer to Notes 1 and 22 to the consolidated financial statements.

In determining the provision for income taxes, the Bank interprets tax legislation, case law and administrative positions, and, based on its judgment, records an estimate of the amount required to settle tax obligations.

We identified the assessment of income tax uncertainties as a key audit matter. There was a high degree of subjectivity and judgment required in assessing the need to record a provision, based on interpretation of tax law, for these uncertainties and estimating the amount of such provision, if necessary. This required significant auditor attention and complex auditor judgment, and knowledge and experience in the industry.

The primary procedures we performed to address this key audit matter included the following. We tested certain internal controls over the Bank’s process for evaluating income tax uncertainties with the involvement of tax professionals with specialized skills, industry knowledge and relevant experience. These included controls related to the 1) identification of tax uncertainties based on interpretation of tax law, and 2) determination of the best estimate of the provision required, if any. We involved tax professionals with specialized skills, industry knowledge and relevant experience, who assisted in 1) evaluating the Bank’s interpretations of tax laws and the assessment of certain tax uncertainties and expected outcomes, including, if applicable, the measurement thereof, 2) reading advice obtained by the Bank from external specialists, and 3) reading correspondence with taxation authorities.

Assessment of Insurance-related Liabilities

Refer to Notes 1 and 14 to the consolidated financial statements.

The Bank’s insurance-related liabilities as at October 31, 2019 were $11,581 million. The Bank determines the liabilities for life insurance contracts by applying the Canadian Asset Liability Method for Insurance Contracts, which incorporates best-estimate assumptions for mortality, morbidity, policy lapses, surrenders, future investment yields, policy dividends, administration costs and margins for adverse deviation.

We identified the assessment of insurance-related liabilities as a key audit matter, because there was a high degree of measurement uncertainty in the key assumptions, being mortality, policy lapses and future investment yields, that required significant auditor attention and complex auditor judgment, and knowledge and experience in the industry.

The primary procedures we performed to address this key audit matter included the following. We tested certain internal controls over the Bank’s process for the measurement of insurance-related liabilities, including controls over 1) the assessment of the key assumptions noted above, and 2) contract data used in the calculation of the insurance-related liabilities. Actuarial professionals with specialized skills, industry knowledge and relevant experience were involved in testing the controls over the key assumptions. We involved actuarial professionals with specialized skills, industry knowledge and relevant experience in testing the key assumptions noted above by examining the internal and external experience studies conducted by the Bank to support these estimates. We tested a sample of the underlying policyholder data used in the measurement of the liability to source documentation.

Other Information

Management is responsible for the other information. Other information comprises:

•	the information included in Management’s Discussion and Analysis filed with the relevant Canadian Securities Commissions.
•	the information, other than the consolidated financial statements and the auditors’ report thereon, included in a document entitled the Annual Report.

Our opinion on the consolidated financial statements does not cover the other information and we do not and will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit and remain alert for indications that the other information appears to be materially misstated.

We obtained the information included in Management’s Discussion and Analysis and the Annual Report filed with the relevant Canadian Securities Commissions as at the date of this auditors’ report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in the auditors’ report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Bank’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.

Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit.

We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Bank’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Bank to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

•

Provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Bank to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

•

Determine, from the matters communicated with those charged with governance, those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our auditors’ report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

December 3, 2019